Exhibit 12.1

Dominion Energy, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Nine Months Ended September 30,	Twelve Months Ended September 30,	Years Ended December 31,
	2017(a)	2017(b)	2016(c)	2015(d)	2014(e)	2013(f)	2012(g)
Earnings, as defined:
Income from continuing operations including noncontrolling interest before income tax expense	$2,470	$3,055	$2,867	$2,828	$1,778	$2,704	$2,265
Distributed income from unconsolidated investees, less equity in earnings	(1)	(21)	(32)	12	(8)	17	(13)
Fixed charges included in income	958	1,270	1,068	953	1,237	930	880
Total earnings, as defined	$3,427	$4,304	$3,903	$3,793	$3,007	$3,651	$3,132

Fixed charges, as defined:
Interest charges	$929	$1,231	$1,033	$920	$1,208	$899	$845
Rental interest factor	29	39	35	33	29	31	35
Fixed charges included in income	$958	$1,270	$1,068	$953	$1,237	$930	$880
Preference security dividend requirement of consolidated subsidiary	25	27	2	18	17	25	25
Capitalized interest	118	149	124	67	39	28	24
Interest from discontinued operations	—	—	—	—	—	85	80
Total fixed charges, as defined	$1,101	$1,446	$1,194	$1,038	$1,293	$1,068	$1,009

Ratio of Earnings to Fixed Charges	3.11	2.98	3.27	3.65	2.33	3.42	3.10

a.

Earnings for the nine months ended September 30, 2017 include $39 million in transition and integration costs associated with the Dominion Energy Questar Combination; and $30 million charge related to other items, partially offset by $41 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the nine months ended September 30, 2017.

b.

Earnings for the twelve months ended September 30, 2017 include $197 million charge associated with ash pond and landfill closure costs; $52 million in transaction, transition, and integration costs associated with the Dominion Energy Questar Combination;  $23 million charge related to storm and restoration costs; and $43 million charge related to other items, partially offset by $46 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended September 30, 2017.

c.

Earnings for the twelve months ended December 31, 2016 include $197 million charge associated with ash pond and landfill closure costs; $65 million charge associated with an organizational design initiative; $74 million in transaction and transition costs associated with the Dominion Energy Questar Combination; $23 million charge related to storm and restoration costs; and $45 million charge related to other items, partially offset by $34 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2016.

d.

Earnings for the twelve months ended December 31, 2015 include $85 million write-off of prior-period deferred fuel costs associated with Virginia legislation; $99 million charge associated with ash pond and landfill closure costs and $78 million charge related to other items, partially offset by $60 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2015.

e.

Earnings for the twelve months ended December 31, 2014 include $374 million charge related to the North Anna nuclear power station and offshore wind facilities; $284 million charge associated with our liability management effort, which is included in fixed charges;  $121 million accrued charge associated with ash pond and landfill closure costs; and $93 million charge related to other items, partially offset by $100 million net gain on the sale of our electric retail energy marketing business and $72 million of net gain related to our investments in nuclear decommissioning trust funds. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2014.

f.

Earnings for the twelve months ended December 31, 2013 include a $55 million impairment charge related to certain natural gas infrastructure assets; $40 million charge in connection with the Virginia Commission’s final ruling associated with its biennial review of Virginia Power’s base rates for 2011-2012 test years; $28 million charge associated with our operating expense reduction initiative, primarily reflecting severance pay and other employee related costs; $26 million charge related to the expected early shutdown of certain coal-fired generating units; and $29 million charge related to other items, partially offset by $81 million of net gain related to our investments in nuclear decommissioning trust funds; $47 million benefit due to a downward revision in the nuclear decommissioning asset retirement obligations for certain merchant nuclear units that are no longer in service; and $29 million net benefit primarily resulting from the sale of the Elwood power station. Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2013.

g.

Earnings for the twelve months ended December 31, 2012 include $438 million of impairment and other charges related the planned shut-down of the Kewaunee nuclear power station; and $87 million of restoration costs associated with severe storms affecting our Dominion Energy Virginia and Dominion Energy North Carolina service territories, partially offset by a $36 million net gain related to our investments in nuclear decommissioning trust funds; and $4 million net benefit related to other items.  Excluding the net effect of these items from the calculation would result in a higher ratio of earnings to fixed charges for the twelve months ended December 31, 2012.